Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of 180 Life Sciences Corp. (the “Company”) on Form S-8 of our report dated July 9, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of 180 Life Sciences Corp. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, appearing in the Annual Report on Form 10-K of 180 Life Sciences, Corp. for the year ended December 31, 2020. We also consent to the reference to our Firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement

/s/ Marcum LLP

Marcum LLP

San Francisco, CA

September 30, 2021